UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-9463

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

	For the Period Ended	March 31, 2010.
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MDI, Inc.
Full Name of Registrant

Former Name if Applicable

835 Proton Road
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78258
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Due to the pending restatement of the Company's previously issued financial statements as of and for the three months ended September 30, 2009, as included in the Company's Quarterly Report on Form 10-Q filed on November 16, 2009, and as previously disclosed in the Company’s Current Report on Form 8-K filed on April 6, 2010, the ongoing response to comments received from the Securities & Exchange Commission that will affect the disclosure in the Company’s Annual Report on Form 10-K for the period ended December 31, 2009, which has yet to be filed, the lack of an accounting staff, the fact that the Company has no independent registered accounting firm, and the filing of the Involuntary Petition for the Bankruptcy of the Company, as discussed in the Company’s Current Report on Form 8-K dated of even date herewith, the Company is unable to file the Form 10-Q for the period ended March 31, 2010 within the prescribed due date of  May 15, 2010, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and address of person to contact in regard to this notification:
Swaraj Bontula 835 Proton Road San Antonio, Texas 78258

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).
☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is unknown what the changes may be based on the uncertainties described above.

MDI, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MDI, Inc.

Date:	5/13/2010	By	/s/ Swaraj Bontula
Swaraj Bontula, CEO & President